Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112
Telephone (405) 942-3501
Fax (405) 942-3527
June 5, 2008
FEDERAL EXPRESS
Mr. Dietrich King
United States Securities
     and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-7010

RE:	LEAF Equipment Finance Fund 4, L.P. (the “Fund”) File No. 333-149881
     Dear Mr. King:
     Enclosed is Pre-Effective Amendment No. 1 to the Registration Statement filed on Form S-1 on March 24, 2008. This letter also responds to the staff’s comments made in your letter dated April 17, 2008, regarding the above referenced Fund. For your convenience, we first restate the comments in italics and then provide our response. The responses in this letter are based on representations made by the Fund and its General Partner, LEAF Asset Management, LLC, to Kunzman & Bollinger, Inc. for the purpose of preparing this letter. Also, page references in our responses are references to the prospectus in Pre-Effective Amendment No. 1.
General

1.	Please include a glossary in your prospectus. Please see Part 13 of Industry Guide 5.

A glossary has been included in the prospectus beginning on page 101.

2.	We note that you have provided us with some sales literature. Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. Please note that we will issue any comments on your sales literature under separate cover.

The Fund acknowledges the staff’s comments regarding the Fund’s use of sales materials.

In addition to the investor sales literature provided by our letter dated April 2, 2008, and the broker/dealer marketing materials provided by our letter dated April 14, 2008, the Fund submitted additional broker/dealer use only “portfolio overviews” with a “static pool net loss page,” for three previous equipment leasing and finance programs affiliated with the Fund by our letter dated April 22, 2008.

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

Registration Statement Cover Page

3.	Please add the check-the-box disclosure concerning whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company required by Form S-1.

The requested disclosure has been added to the cover page of Pre-Effective Amendment No. 1.

Cover Page of Prospectus

4.	We note that you have set forth in the centered text at the top of the cover page the minimum amount that an investor must purchase to participate in the offering. Please delete this disclosure and replace it with the minimum aggregate amount of the offering. Please see Section II(A)(3)(a) of Securities Act Release No. 33-6900 (June 25, 1991).

The cover page of the prospectus has been revised to delete the referenced disclosure and replace it with minimum aggregate amount of the offering and, pursuant to a state’s request, the maximum amount of the offering.

5.	Please highlight by prominent type or in another manner the sentence in which you provide a cross-reference to the risk factors section. Please see Item 501(b)(5) of Regulation S-K.

The sentence on the cover page of the prospectus that provides a cross-reference to the risk factors section has been bolded.

6.	Please add disclosure concerning the tax risks associated with the securities you are offering. Please see Part 1(D) of Industry Guide 5.

The cover page of the prospectus has been revised to add the following as a new bullet risk factor:
•	“There are material income tax risks associated with this offering.”
7.	In the first bullet point risk factor, please clarify investors will receive a return of capital and not a return on capital.

This first bullet point risk factor on the cover page of the prospectus has been revised to add “and not a return on capital” as shown below:
•	“A substantial portion, and possibly all, of the cash distributions you receive from us will be a return of capital and not a return on capital.”

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

8.	Please clarify whether your general partner and its affiliates’ purchases will be made at the same per unit price as the public investors.

The first sentence of the first paragraph following footnote (1) to the “public offering price” table on the cover page of the prospectus has been revised to state as follows:

“Our general partner and its affiliates currently intend to purchase not less than 10,000 units and may purchase up to approximately 5% of the total units sold, if that is greater than 10,000 units, at a discounted price of $93.00 per unit.”

Outside Back Cover Page of Prospectus

9.	Please add the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

The outside back cover page of the prospectus has been revised to disclose the dealer prospectus delivery obligation.

Summary of the Offering, page 1

10.	Please identify by name the persons who will be making investment decisions for you and provide contact information for them. Please see Part 3(A)(i)of Industry Guide 5.

The first paragraph under “Summary of the Offering — Management” on page two of the prospectus has been revised to add the following:

“Messrs. Crit DeMent, Miles Herman and David English, who are senior officers of our general partner and the current members of our general partner’s investment committee, will make our investment decisions. They may be contacted at LEAF Asset Management, LLC, One Commerce Square, 2005 Market Street, Suite 1500, Philadelphia, PA 19103, telephone (215) 569-1844. See the “Management — Investment Committee” section of this prospectus.”

11.	Please describe the depreciation method that you will use for the equipment. Please see Part 3(A)(vi) of Industry Guide 5.

A new paragraph has been added to the bottom of “Summary of the Offering — Fund Objectives” on page three of the prospectus that states:

“Most, if not all, of our equipment under our operating leases, but not under our full payout leases or secured loans, is expected to be depreciated using accelerated depreciation methods under the Modified Accelerated Cost Recovery System, including first year bonus depreciation of 50% for qualified equipment acquired and placed in service under our operating leases in 2008, if any. See “Federal Income Tax Consequences — Depreciation.”

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

12.	Please include a cross-reference to the glossary to be included in your amended filing. Please see Part 3(A)(viii) of Industry Guide 5.

The last sentence of the first paragraph under “Summary of the Offering” on page one of the prospectus has been revised to provide as follows:

“Also, certain capitalized terms used throughout this prospectus are defined in the “Glossary” section of this prospectus and in Section 1.1 of our partnership agreement, which is attached as Appendix A to this prospectus.”

13.	Please explain what you mean by the term “leverage.” Please see Section II(A)(1) of Securities Act Release No. 33-6900 (June 25, 1991).

The sub-heading “Leverage” in “Summary of the Offering” has been changed on page four of the prospectus to “Borrowings.”

14.	In the tax discussion in the summary and risk factors, please state that counsel has opined that you will be treated as a partnership and identified counsel.

The “Summary of the Offering — Fund Objectives” section on page one of the prospectus and “Risk Factors — We Will Not Apply for an Advance Ruling from the IRS as to Any Federal Tax Consequence of an Investment in Us, and if the IRS Classifies Us as a Corporation You Will Lose Tax Benefits,” on page 23 of the prospectus have been revised to include the following:

“We will not apply for an advance ruling from the IRS as to whether we will be treated as a partnership for federal tax purposes or with respect to any other tax consequence to you of an investment in us. Instead, we intend to rely on the opinion of our special tax counsel, Kunzman & Bollinger, Inc., Oklahoma City, Oklahoma, that we will be classified as a partnership for federal income tax purposes.

Use of Proceeds, page 22

15.	Please move this section so that it appears immediately after the summary of the offering section and before the risk factors section. Please see Part 3(B) of Industry Guide 5.

The “Use of Proceeds” section has been moved to page 11 of the prospectus, and immediately follows the “Summary of the Offering” section and appears before the “Risk Factors” section.

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

16.	Please clarify what you mean by the last sentence in the introductory paragraph to the use of proceeds section in which you state that “[f]or purposes of the following tables we have assumed that we will use leverage of 80%.” Please see Section II(A)(1) of Securities Ace Release No. 33-6900 (June 25, 1991).

The introductory paragraph to the “Use of Proceeds” section on page 11 of the prospectus has been revised to so that the sentence referenced in the staff’s comment states as follows:

“For purposes of the following tables we have assumed that we will borrow 80% of the acquisition costs of our equipment and portfolio of leases and secured loans. However, the actual amount of borrowings we may incur is not known, and is expected to range from 80% to 85% of the acquisition costs of our equipment, leases and secured loans. See footnote (2), below, to the tables.”

17.	Please add a row at the bottom of the use of proceeds tables to show the net proceeds available for acquisitions on both a dollar basis and a percentage basis. Please see Section II(B)(3)(a) of Securities Act Release No. 33-6900 (June 25, 1991).

The “Use of Proceeds” tables have been revised to add a row at the bottom showing the total offering proceeds available for investment on both a dollar basis and a percentage basis.

Management Compensation, page 24

18.	We note that your general partner and its affiliates may purchase units at a 7% discount. Please tell use why you have not included the bar chart and related disclosure contemplated by Part 4(D) of Industry Guide 5 in either the management compensation or plan of distribution sections of the prospectus.

The “Management Compensation — Operating Period — General partner and its affiliates” section of the prospectus has been amended on pages 32 and 33 to include the related disclosure and the bar chart.

Conflicts of Interest and Fiduciary Responsibilities, page 32

Fiduciary Duty of our General Partner, page 37

19.	Please add a statement to your discussion of the fiduciary obligations of your general partner to your limited partners indication that such obligations are a rapidly developing and changing area of the law and that limited partners who have questions concerning the duties of the general partner should consult with their legal counsel. Please see Part 6(A) of Industry Guide 5.

The following provision has been added to the “Conflicts of Interest — Fiduciary Duty” section on page 42 of the prospectus:

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

“This is a rapidly developing and changing area of the law and if you have questions concerning the duties of our general partner you should consult with your counsel.”

Other Programs Managed by our General Partner or its Affiliates, page 43

20.	Please add a narrative summary in the form and of the scope contemplated by Part 8(A) of Industry Guide 5.

The narrative discussion in “Other Programs Managed by Our General Partner or its Affiliates” beginning on page 49 of the prospectus includes the following information required by Part 8(A) of Industry Guide 5:
•	the number of programs sponsored by the general partner and its affiliates in the last 10 years;

•	the total amount of money raised from investors;

•	the total number of investors; and

•	the percentage of equipment acquired, broken out by equipment type and business type (per the pie charts on pages 49-51 of the prospectus).
In addition, the first full paragraph on page 51 of the prospectus has been revised to state that:

“Further information concerning LEAF I, LEAF II and LEAF III and their respective results of operations can be found in Appendix B to this prospectus. You also may obtain each public program’s most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q, for no fee, by requesting it from our general partner. You also may request the exhibits to those reports from our general partner upon payment of a reasonable fee. Requests should be directed to: LEAF Asset Management, LLC, One Commerce Square, 2005 Market Street, Suite 1500, Philadelphia, Pennsylvania 19103.”

In addition, the narrative summary on page 45 of the prospectus has been revised to add the following:

“As of the date of this prospectus, each of those programs has at least 10% of its assets located in California, and no other state accounts for more than 10% of a program’s assets. In addition, LEAF Financial has formed a wholly-owned subsidiary limited liability company to conduct a private promissory note offering to provide funds for the subsidiary to begin its equipment leasing and finance operations. As of the date of this prospectus, the offering had not broken escrow.”

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

Reports to Limited Partners, page 87

21.	Please tell us why the annual and quarterly reports will be provided within 120 and 60 days, respectively, of the end of applicable periods rather than 90 and 45 days. Please see Part 15 of Industry Guide 5.

The applicable periods has been changed from 120 and 60 days to 90 and 45 days. Please see the first sentence under “Reports to Limited Partners — Annual Reports” on page 93 of the prospectus, the first sentence under “Reports to Limited Partners — Quarterly Reports,” on page 94 of the prospectus, and Sections 15.5(a) and (b) on page A-41 of the partnership agreement.

Part II

Undertakings, page II-2

22.	Please tell us why you have not provided all of the undertakings required by the first undertakings paragraph in Part 20(D) of Industry Guide 5.

All of the undertakings required by the first paragraph in Part 20(D) of Industry Guide 5 are included by the Fund except the undertaking relating to filing post-effective amendments every three months during the distribution period to describe property acquisitions and their related financial information. In most real estate programs, the acquisition of each real estate property usually involves a material amount of net offering proceeds, and each real estate property generally is different from all other real estate properties. Similarly, other types of equipment leasing programs acquire big-ticket items, such as airplanes and ships, so that each property acquisition represents a material investment of the offering proceeds in a distinct property. The Fund, on the other hand, expects its average per unit transaction cost to range from $40,000 to $75,000. Assuming the Fund receives only the minimum offering proceeds of $2 million, it anticipates that its total net offering proceeds and borrowings available for investment will be approximately $7.8 million. Based on the foregoing numbers, the Fund anticipates that it would participate in from 100 to up to 200 leasing transactions if it receives only the minimum offering proceeds, which would be 10,000 to 20,000 transactions if it received the maximum offering proceeds. Although the Fund expects to acquire a wide range of equipment covering many different industries, due to the Fund’s expected relatively low cost per transaction the equipment to be acquired by the Fund will be more generic and fungible then real estate properties or big-ticket equipment items. As an example, please see Prior Performance Table IV in Exhibit B to the prospectus sets forth, among other things, the Fund’s prior affiliated equipment leasing and finance programs. Examples of equipment listed in that table include: ATM machines, printing equipment, Dry-clean machines, furniture, copiers, etc.

The Fund, believes for the reasons set forth above, that it is impractical, and unnecessary to potential investors’ understanding of the offering, to make the same undertaking with respect to the hundreds or even thousands of equipment leasing and finance transactions the Fund intends to make. Also, in the three prior LEAF equipment leasing programs, the

Kunzman & Bollinger, Inc.
United States Securities
     and Exchange Commission
June 5, 2008

staff accepted the same undertakings under the first paragraph Part 20(D) of Industry Guide 5 as those previously provided by the Fund.

Signatures, page II-5

23.	Please indicate which of your officers is signing the registration statement as your principal executive officer and your principal financial officer.

Mr. Crit S. DeMent is signing the registration statement as the Fund’s principal executive officer, and Mr. Robert K. Moskovitz is signing the registration statement as the Fund’s principal financial officer. The signature page in Pre-Effective Amendment No. 1 to the Registration Statement has been revised to reflect this.
     If you have any further questions or comments, please contact the undersigned.

Very truly yours, KUNZMAN & BOLLINGER, INC.
/s/ Gerald A. Bollinger
Gerald A. Bollinger

Enclosures
cc: Mr. Dan Courtney